SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 24, 2007

Commission File Number 1-14642

ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): _____

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): _____

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-130040) OF ING GROEP N.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report contains a copy of the following:

(1)     The Press Release issued on April 24, 2007.

Amsterdam • 24 March 2007

ING Group AGM adopts 2006 Annual Accounts

The Annual General Shareholders Meeting (AGM) of ING Groep N.V. today adopted the 2006 Annual Accounts and declared a total dividend for 2006 of EUR 1.32 per (depositary receipt for an) ordinary share. The dividend, as announced on 16 February 2007, represents an increase of 12% from EUR 1.18 for 2005. Taking into account the interim dividend of EUR 0.59 made payable in August 2006, the final dividend amounts to EUR 0.73 per (depositary receipt for an) ordinary share to be paid fully in cash. ING’s shares will be quoted ex-dividend as of 26 April 2007 and the final dividend will be made payable on 3 May 2007.

In addition, the AGM appointed the proposed two new Executive Board members following the retirement of Cees Maas. As announced on 15 February 2007, it was decided to split the roles of Chief Financial Officer and Chief Risk Officer given the increasing complexity and importance of both the finance and risk roles within ING. John Hele will take the position of Chief Financial Officer and Koos Timmermans will take the position of Chief Risk Officer for ING Group.

The AGM also appointed Henk Breukink, Peter Elverding and Piet Hoogendoorn to the Supervisory Board. The required approvals were obtained from the Dutch Central Bank at an earlier stage. In addition, Claus Dieter Hoffmann and Wim Kok were reappointed to the Supervisory Board. As announced on 20 March 2007, Paul van der Heijden retired from the Supervisory Board, having reached the end of the third and last term.

As per 27 April, the Supervisory Board of ING Group consists of:

Cor Herkströter, Chairman Henk Breukink Luella Gross Goldberg Jan Hommen Piet Klaver Godfried van der Lugt	Eric Bourdais de Charbonnière, Vice-Chairman Peter Elverding (as of 1 August 2007) Claus Dieter Hoffmann Piet Hoogendoorn (as of 1 June 2007) Wim Kok Karel Vuursteen

Press enquiries: ING Group Debbie Brand, +31 20 541 5469, debbie.brand@ing.com

ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 60 million private, corporate and institutional clients in over 50 countries. With a diverse workforce of about 120,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.

Certain of the statements contained in this press release are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates, (viii) general competitive factors, (ix) changes in laws and regulations, and (x) changes in the policies of governments and/or regulatory authorities. ING assumes no obligation to update any forward-looking information contained in this document.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)

By: /s/H. van Barneveld
H. van Barneveld General Manager Corporate Control & Finance

By: /s/C. Blokbergen
C. Blokbergen Corporate Legal Department Head Legal Department

Dated: April 24, 2007